Exhibit 99.69

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED

STATES

BESPOKE CAPITAL ACQUISITION CORP. REPORTS

THIRD QUARTER 2020 FINANCIAL RESULTS

Toronto, Ontario – November 13, 2020 – Bespoke Capital Acquisition Corp. (TSX: BC.U, BC.WT.U) (“BCAC”) is reporting its financial results for the interim period ending September 30, 2020. BCAC’s unaudited interim financial statements have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed by shareholders and interested parties under BCAC’s profile on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.
Mark Harms

Director
information@bespokecp.com